Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2017

Quarterly Net Revenues Increased by 26.2% Year-Over-Year

Quarterly Student Enrollments Increased by 5.9% Year-Over-Year

Quarterly Operating Income Increased by 36.0% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 39.6% Year-Over-Year

BEIJING, April 24, 2017 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2017, which is the third quarter of New Oriental’s fiscal year 2017.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2017

•	Total net revenues increased by 26.2% year-over-year to US$437.8 million.

•	Operating income increased by 36.0% year-over-year to US$57.5 million.

•	Net income attributable to New Oriental increased by 39.6% year-over-year to US$67.6 million.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2017	3Q FY2016	% of change
Net revenues	437,849	346,912	26.2%
Operating income	57,515	42,297	36.0%
Non-GAAP operating income (2)(3)	65,784	46,743	40.7%
Net income attributable to New Oriental	67,619	48,442	39.6%
Non-GAAP net income attributable to New Oriental (2)(3)	75,888	52,888	43.5%
Net income per ADS attributable to New Oriental - basic	0.43	0.31	39.0%
Net income per ADS attributable to New Oriental - diluted	0.43	0.31	39.3%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.48	0.34	42.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.48	0.34	43.2%

(in thousands US$, except per ADS(1) data)	9M FY2017	9M FY2016	% of change
Net revenues	1,313,156	1,083,483	21.2%
Operating income	210,313	161,744	30.0%
Non-GAAP operating income(2)(3)	221,628	174,922	26.7%
Net income attributable to New Oriental	219,041	182,868	19.8%
Non-GAAP net income attributable to New Oriental(2)(3)	230,356	196,046	17.5%
Net income per ADS attributable to New Oriental - basic	1.39	1.17	19.2%
Net income per ADS attributable to New Oriental - diluted	1.39	1.16	19.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.46	1.25	16.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.46	1.25	17.1%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The non-GAAP net income per ADS is computed using non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2017

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 5.9% year-over-year to approximately 799,700 for the third fiscal quarter of 2017.

•	The total number of schools and learning centers was 803 as of February 28, 2017, an increase of 76 compared to 727 as of February 29, 2016, and an increase of 14 compared to 789 as of November 30, 2016. The total number of schools was 73 as of February 28, 2017.

Michael Minhong Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to deliver another strong quarter. We achieved both accelerated top-line growth and continued solid bottom-line performance in the third fiscal quarter, reflecting consistent progress in improving our product mix and brand recognition and a continued focus on optimizing operations across the business. Total net revenue growth was 26.2%, or 33.4% if computed using our functional currency Renminbi, which was ahead of expectations. The main driving force for this was the significant increase in student enrollments in the recent two quarters, which reached a year-over-year growth of 32% for the second and third quarters of fiscal year 2017. For our key revenue driver, K-12 all-subjects after-school tutoring business, the year-to-date 2017 momentum has been strong and continuing, with the revenue up approximately 41%, or 49% if computed using our functional currency Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business recorded revenue growth of approximately 36%, and the POP Kids program grew by approximately 52% year-over-year. It is also encouraging to see a continuing strong momentum in enrollments and RMB cash proceeds from student registrations in the first seven weeks of the fourth fiscal quarter, which grew by approximately 37% and 39% year-over-year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As we remain committed to our now well-proven “Optimize-the-Market” strategy, we have continued to make great strides in building out our online and offline integrated education ecosystem. During the third fiscal quarter, we added a net of ten learning centers in existing cities, opened a new kindergarten in Beijing, and rolled out three dual-teacher model schools in the city of Kaifeng, Cangzhou and Qinhuangdao in order to bring our offerings to more remote areas in China. Altogether, these added a total of approximately 71,100 square meters of classroom area, representing approximately 6% capacity expansion. At the same time, we continued to roll out the well-proven O2O integrated education system, including the new POP Kids program and U-Can Visible Progress System, in all existing cities, and continued to test the new O2O system for overseas test preparation business, including IELTS, TOEFL and SAT programs, in seven large cities in China. In addition, our pure online education platform, Koolearn.com, recorded a revenue growth of 19% year-over-year, with a 92% increase in paid users.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “We continued to make great progress in increasing operational efficiency, improving utilization of facilities and enhancing cost control in the quarter. Operating margin increased 90 basis points and net margin increased 140 basis points year-over-year. The continued strong bottom-line performance demonstrates the result of our consistent effort in creating sustainable long-term value for our customers and shareholders.”

Recent Development

In March 2017, New Oriental announced that Beijing New Oriental Xuncheng Network Technology Co., Ltd. (“Xun Cheng”), an consolidated entity of the Company operating the Company’s online education platform, Koolearn.com, had received the approval from the National Equities Exchange and Quotations Co., Ltd. of the listing of Xun Cheng’s shares on the National Equities Exchange and Quotations (the “NEEQ”) in China. Xun Cheng’s shares started trading on the NEEQ on March 21, 2017. New Oriental will continue to consolidate the financial results of Xun Cheng after the listing.

Financial Results for the Third Fiscal Quarter Ended February 28, 2017

Net Revenues

For the third fiscal quarter of 2017, New Oriental reported net revenues of US$437.8 million, representing a 26.2% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$394.8 million, representing a 26.0% increase year-over-year. The growth was mainly driven by increases in student enrollments in academic subjects tutoring and test preparation courses in the recent two quarters. As the registration for the 2017 winter and spring semester was concentrated in the last month of the second fiscal quarter, it contributed an exceptional 56% year-over-year enrollment growth in the period. Following that, student enrollment continued to grow by 5.9% year-over-year in the third fiscal quarter. The combined enrollment growth for the second and third quarter reached 32%.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$380.3 million, representing a 24.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$372.1 million, representing a 24.0% increase year-over-year.

•	Cost of revenues increased by 26.5% year-over-year to US$183.6 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 24.2% year-over-year to US$55.9 million, primarily due to increases in brand promotion expenses.

•	General and administrative expenses for the quarter increased by 23.0% year-over-year to US$140.9 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$132.6 million, representing a 20.4% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by about 10% year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 86.0% to US$8.3 million in the third fiscal quarter of 2017.

Operating Income and Operating Margin

Operating income for the quarter was US$57.5 million, a 36.0% increase from US$42.3 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$65.8 million, a 40.7% increase from US$46.7 million in the same period of the prior fiscal year.

Operating margin for the quarter was 13.1%, compared to 12.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 15.0%, compared to 13.5% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$67.6 million, representing a 39.6% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.43 and US$0.43, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$75.9 million, representing a 43.5% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.48 and US$0.48, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2017 was approximately US$101.0 million. Capital expenditures for the quarter were US$24.0 million, which were primarily attributable to the opening of four new schools and 30 learning centers and renovations at existing learning centers.

Balance Sheet

As of February 28, 2017, New Oriental had cash and cash equivalents of US$535.9 million, compared to US$520.7 million as of November 30, 2016. In addition, the Company had US$183.1 million in term deposits, US$1,251.6 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2017 was US$760.5 million, an increase of 29.9% compared to US$585.3 million at the end of the third quarter of fiscal year 2016.

Financial Results for the Nine Months Ended February 28, 2017

For the first nine months of fiscal year 2017, New Oriental reported net revenues of US$1,313.2 million, representing a 21.2% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2017 increased by 31.9% to approximately 3,438,300.

Income from operations for the first nine months of fiscal year 2017 was US$210.3 million, representing a 30.0% increase year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2017 was US$221.6 million, representing a 26.7% increase year-over-year.

Operating margin for the first nine months of fiscal year 2017 was 16.0%, compared to 14.9 % for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2017, was 16.9%, compared to 16.1% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2017 was US$219.0 million, representing a 19.8% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2017 amounted to US$1.39 and US$1.39, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2017 was US$230.4 million, representing a 17.5% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2017 amounted to US$1.46 and US$1.46, respectively.

Outlook for Fourth Quarter of Fiscal Year 2017

New Oriental expects total net revenues in the fourth quarter of fiscal year 2017 (March 1, 2017 to May 31, 2017) to be in the range of US$465.1 million to US$479.9 million, representing year-over-year growth in the range of 18% to 22%.

The projected growth rate of net revenues in our functional currency Renminbi is expected to be in the range of 25% to 29% for the fourth quarter of fiscal year 2017.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 24, 2017, U.S. Eastern Time (8 PM on April 24, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until May 2, 2017:

International:	+61-2-8199-0299
Passcode:	89318840

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2017, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28	As of November 30
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	535,929	520,689
Restricted cash, current	56	44
Term deposits	183,082	143,717
Short term investments	1,251,558	1,233,881
Accounts receivable, net	3,162	3,091
Inventory	28,168	30,190
Prepaid expenses and other current assets	118,916	122,574
Amounts due from related parties, current	5,537	5,091

Total current assets	2,126,408	2,059,277
Property, plant and equipment, net	259,446	249,641
Land use rights, net	3,664	3,681
Amounts due from related parties, non-current	1,819	1,763
Deferred tax assets, non-current	22,932	16,084
Long term deposit	21,505	18,672
Long term prepaid rent	356	284
Restricted cash, non-current	3,679	3,737
Intangible assets	4,347	1,992
Goodwill	15,634	10,079
Long term investments	195,397	203,350
Other non-current assets	4,223	1,598

Total assets	2,659,410	2,570,158

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$26,925 and US$21,382 as of November 30, 2016 and February 28, 2017, respectively)	21,416	27,024
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$174,968 and US$196,141 as of November 30, 2016 and February 28, 2017, respectively)	220,515	190,900
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$35,291 and US$39,085 as of November 30, 2016 and February 28, 2017, respectively)	43,460	37,276
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$41 and US$49 as of November 30, 2016 and February 28, 2017, respectively)	49	41
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$759,045 and US$755,623 as of November 30, 2016 and February 28, 2017, respectively)	760,521	764,696

Total current liabilities	1,045,961	1,019,937
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,333 and US$2,262 as of November 30, 2016 and February 28, 2017, respectively)	2,311	1,735

Total long-term liabilities	2,311	1,735
Total liabilities	1,048,272	1,021,672

Noncontrolling interests	36,810	34,893
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,574,328	1,513,593

Total shareholders’ equity	1,611,138	1,548,486
Total liabilities and shareholders’ equity	2,659,410	2,570,158

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	394,797	313,251
Books and others	43,052	33,661

Total net revenues	437,849	346,912

Operating costs and expenses (note 1):
Cost of revenues	183,551	145,045
Selling and marketing	55,882	44,989
General and administrative	140,901	114,581

Total operating costs and expenses	380,334	304,615

Operating Income	57,515	42,297

Other income, net	19,750	16,125
Provision for income taxes	(10,583)	(8,515)
Loss from equity method investments	(260)	(1,137)

Net income	66,422	48,770
Net loss (gain) attributable to the noncontrolling interests	1,197	(328)

Net income attributable to New Oriental Education & Technology Group Inc.	67,619	48,442

Net income per share attributable to New Oriental-Basic	0.43	0.31
Net income per share attributable to New Oriental-Diluted	0.43	0.31
Net income per ADS attributable to New Oriental-Basic (note 2)	0.43	0.31
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.43	0.31
Other comprehensive loss, net of tax	(9,999)	(30,695)

Comprehensive income	56,423	18,075

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	57,702	18,076

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	8,269	4,446

Total	8,269	4,446

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP  MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28	For the Three Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	140,901	114,581
Share-based compensation expense in general and administrative expenses	8,269	4,446

Non-GAAP general and administrative expenses	132,632	110,135
Total operating costs and expenses	380,334	304,615
Share-based compensation expenses	8,269	4,446

Non-GAAP operating costs and expenses	372,065	300,169
Operating income	57,515	42,297
Share-based compensation expenses	8,269	4,446

Non-GAAP operating income	65,784	46,743
Operating margin	13.1%	12.2%
Non-GAAP operating margin	15.0%	13.5%
Net income attributable to New Oriental	67,619	48,442
Share-based compensation expenses	8,269	4,446

Non-GAAP net income	75,888	52,888
Net income per ADS attributable to New Oriental- Basic (note 2)	0.43	0.31
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.43	0.31
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.48	0.34
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.48	0.34
Weighted average shares used in calculating basic net income per ADS (note 2)	157,607,555	156,932,343
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,039,414	157,721,515
Non-GAAP income per share - basic	0.48	0.34
Non-GAAP income per share - diluted	0.48	0.34

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,201,297	987,127
Books and others	111,859	96,356

Total net revenues	1,313,156	1,083,483

Operating costs and expenses (note 1):
Cost of revenues	550,329	450,931
Selling and marketing	166,519	138,511
General and administrative	385,995	332,297

Total operating costs and expenses	1,102,843	921,739

Operating income	210,313	161,744

Other income, net	49,681	51,620
Provision for income taxes	(36,164)	(26,909)
Loss from equity method investments	(2,943)	(3,221)

Net income	220,887	183,234
Net (gain) attributable to the noncontrolling interests	(1,846)	(366)

Net income attributable to New Oriental Education & Technology Group Inc.	219,041	182,868

Net income per share attributable to New Oriental-Basic	1.39	1.17
Net income per share attributable to New Oriental-Diluted	1.39	1.16
Net income per ADS attributable to New Oriental-Basic (note 2)	1.39	1.17
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.39	1.16
Other comprehensive loss, net of tax	(58,814)	(51,620)

Comprehensive income	162,073	131,614

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	158,806	131,577

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	11,315	13,178

Total	11,315	13,178

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP  MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28	For the Nine Months Ended February 29
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	385,995	332,297
Share-based compensation expense in general and administrative expenses	11,315	13,178

Non-GAAP general and administrative expenses	374,680	319,119
Total operating costs and expenses	1,102,843	921,739
Share-based compensation expenses	11,315	13,178

Non-GAAP operating costs and expenses	1,091,528	908,561
Operating income	210,313	161,744
Share-based compensation expenses	11,315	13,178

Non-GAAP operating income	221,628	174,922
Operating margin	16.0%	14.9%
Non-GAAP operating margin	16.9%	16.1%
Net income attributable to New Oriental	219,041	182,868
Share-based compensation expenses	11,315	13,178

Non-GAAP net income	230,356	196,046
Net income per ADS attributable to New Oriental - Basic (note 2)	1.39	1.17
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.39	1.16
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.46	1.25
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.46	1.25
Weighted average shares used in calculating basic net income per ADS (note 2)	157,508,173	156,721,538
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,910,916	157,342,880
Non-GAAP income per share - basic	1.46	1.25
Non-GAAP income per share - diluted	1.46	1.25

Note 2: Each ADS represents one common share.